SECURITIES 04017221 SION
Washington.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 0 7 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/03__ AND ENDING __12/31/03__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRVING LOCKER
D/B/A ESICO CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__15 W. 72 ST. #29F__
(No. and Street)

__NEW YORK__   __NY__   __10023__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__IRVING LOCKER__   __212-874-7936__
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__ABDALA, SAM__
(Name – if individual, state last, first, middle name)

__3A S. MAIN ST.__   __MARLBORO__   __N.J.__   __07746__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____IRVING LOCKER_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ESICO CO.,_____ , as of _____DECEMBER 31_____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2006

_____
Signature

_____PROPRIETOR_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



March 11, 2004

Mr. Irving Locker
Esico Co.
15 W. 72nd Street
New York, NY 10023

Dear Mr. Locker:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The audit report that was submitted appears deficient in that it did not contain the following:

1). An Accountants' Opinion(s) which covers all of the statements and schedules filed except for the SIPC Supplemental Report and material inadequacies report.

2). A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA FOCUS filing, if material differences existed, or if no material differences existed, a statement so stating.

Therefore, based on the abovementioned, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately submit copies of all above requested documents to this office and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

You are requested to submit your response by March 25, 2004. If you have any questions, please contact the undersigned at (212) 858-4202.

Sincerely,

Garrett Cummings
Associate Examiner

GC:ec

New York District Office
One Liberty Plaza
New York, NY
10006

tel 212 858 4000
www.nasd.com

Investor protection. Market integrity.

SAM ABDALA
PUBLIC ACCOUNTANT
3A SOUTH MAIN STREET- BUILDING 3A
MARLBORO, NJ 07746
732-780-2742

April 1,2004

Mr. Garrett Cummings
NASD
1 Liberty Plaza
New York, N.Y. 10006

Dear Sir:

I have audited the Statement of Financial Condition of Mr. Irving
Locker, Esico Co. as of December 31,2003 and the related statements
of operations, changes in owner's equity, changes in subordinated
liabilities, and cash flows for the year then ended that you filed
pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.
These Financial Statements are the responsibility of Mr. Locker.
My responsibility is to express an opinion on these Financial
Statements based on my audit.

I conducted my audit in accordance with auditing standards
generally accepted in the United States of America. I believe
that my audit provided a reasonable basis for my opinion.

In my opinion the Financial Statements present fairly, in all
material respects, the financial position of Esico Co. as of
December 31,2003, and the results of its cash flows for the year
then ended, including the computation of net capital, in conformity
with accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on
the basic Financial Statements taken as a whole. Such information
has been subjected to the auditing procedures applied in the audit
of the basic Financial Statements and, in my opinion is fairly
stated in all material respects in relation to the basic Financial
Statements taken as a whole.

Sincerely,

Sam A Abdala

Sam Abdala
NYS License No. 8708